Madison Mosaic
Tax-Free Trust

Virginia Tax-Free Fund
Tax-Free National Fund



Contents

Management's Discussion of Fund Performance



Michael J. Peters

The annual period ended September 30, 2007 saw positive returns for Mosaic Virginia Tax-Free Fund (hereafter referred to as "Virginia Fund") and Mosaic Tax-Free National Fund (hereafter referred to as "National Fund"). One-year total returns were 2.13% for Virginia and 2.14% for National. Rising short-term interest rates helped boost the funds' yield, as the 30-day SEC yield for Virginia rose across the period from 2.93% to 3.15% while National rose from 2.88% to 3.12%. Over the same period, the Lipper General Municipal Debt Index was up 2.14%. The Lipper Municipal Debt Virginia Index advanced 2.00% over the year.

Over the first half of the period covered by this report, lower-quality and longer-duration bonds outperformed. As a result, the funds in Tax-Free Trust trailed their benchmarks during this timeframe. This trend reversed in the second half of the period, when intermediate-term and higher-quality bonds were favored. Madison Mosaic's high-quality, intermediate-duration holdings showed particular strength in the fourth quarter of this annual period, when there was at first a general flight to quality in the wake of the subprime loan crisis, followed by a 50-basis point Federal Reserve rate cut. Therefore, both funds slightly outperformed their benchmarks for the full year-ended September 30, 2007.

Economic Overview

The U.S. economy continued to expand over the one-year period ended September 30, 2007, but as we concluded the period, mixed economic data, higher commodity prices and the subprime loan crisis dampened projections. For much of the period, interest rates were steady, as the Fed held its prime rate at 5.25% following its June 29, 2006 quarter-point increase. The main driver in the bond market over the later part of the period was the subprime loan issue, and a growing concern about the valuation and liquidity of bonds and derivatives which contained subprime exposure. This was, in general, a plus for municipal bonds, which were seen as a haven from the problems, and a particular plus for highly rated municipal bonds, which benefited from the general flight to quality.

As the financial markets roiled in August and into September, sparked by spreading problems with lower-quality loans and the subsequent collapse of a number of hedge funds, the Fed surprised the market with a half-point rate cut on September 18. This buoyed investor sentiment across the board, and preliminary indicators suggest that it was successful in returning needed liquidity to the markets.

Outlook

We see mixed signals in the economic outlook. For instance, we expect autos and housing to be a problem going forward, but these categories represent only about 9% of GDP. On the plus side, we see strength in other sectors and anticipate that business spending will increase in 2008. Corporations have ample cash on their balance sheets and earnings appear to be relatively strong. From a fundamental economic perspective, we believe the economy will hold up well going into 2008, and we're putting a relatively low probability on an imminent recession. We're particularly conscious of the employment situation, and as long as employment remains steady, the overall economy should continue to grow. The one potential concern is inflation, which we currently feel is contained. However, should inflation rear up, it would be a negative for all financial assets. In terms of monetary policy, we believe the Federal Reserve Board will remain data dependent. The half-percent cut in September was a surprise, but we believe it was a calculated one, intended to give a shot in the

arm to the economy and inject needed liquidity in the markets. While it will take a bit longer to play out, early indications suggest that the effort has been successful.

VIRGINIA FUND

The Commonwealth of Virginia maintains an AAA general obligation bond rating based on a well-diversified economy that emphasizes services and government. The Fund had a total return of 2.13% for the annual period and the 30-day SEC yield was 3.15% as of September 30, 2007. The duration of the portfolio was 6.06 years while the average credit quality was maintained at AA. Purchases during the period included Richmond Virginia Public Utility Authority revenue bonds. Virginia ranked 15th in the country in terms of issuance on a year-to-date basis.

INDUSTRY DIVERSIFICATION AS OF SEPTEMBER 30, 2007 FOR MADISON MOSAIC VIRGINIA FUND



COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT WITH THE LEHMAN MUNICIPAL BOND INDEX AND LIPPER GENERAL MUNICIPAL BOND INDEX FOR MADISON MOSAIC VIRGINIA FUND



Average Annual Total Return		
1 Year	5 Year	10 Year
2.13%	2.77%	4.09%

Past performance is not predictive of future performance. Graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

NATIONAL FUND

The National Fund had a total return of 2.14% for the annual period and the 30-day SEC yield was 3.12% as of September 30, 2007. The duration of the portfolio was 5.85 years and 66% of the portfolio held Moody's top Aaa rating. Purchases made during the period included Missouri State Health and Education Authority for St. Francis Medical Center variable rate notes. The United States and its territories have issued $323.3 billion in muni bonds year-to-date through the end of September which represents approximately a 21% increase in volume over the same period last year.

We appreciate your confidence in Madison Mosaic Funds® and reaffirm our commitment to provide you with competitive returns to meet your investment objectives.

Sincerely,

Michael J. Peters, CFA
Vice-President

STATE DIVERSIFICATION AS OF SEPTEMBER 30, 2007 FOR MADISON MOSAIC NATIONAL FUND



COMPARISON OF CHANGES IN THE VALUE OF A $10,000 INVESTMENT WITH THE LEHMAN MUNICIPAL BOND INDEX AND LIPPER GENERAL MUNICIPAL BOND INDEX FOR MADISON MOSAIC NATIONAL FUND



Average Annual Total Return		
1 Year	5 Year	10 Year
2.14%	2.22%	4.01%

Past performance is not predictive of future performance. Graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF TRUSTEES AND SHAREHOLDERS
OF MOSAIC TAX-FREE TRUST

We have audited the accompanying statements of assets and liabilities, including the portfolios of investments of the Mosaic Tax-Free Trust (the "Trust"), including the Mosaic Virginia Tax-Free Fund and Mosaic Tax-Free National Fund (collectively, the "Funds"), as of September 30, 2007 and the related statements of operations for the year then ended and the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the four years in the period then ended. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights for the year ended September 30, 2003 was audited by other auditors. Those auditors expressed an unqualified opinion on those financial highlights in their report dated November 11, 2003.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2007 by correspondence with the Funds' custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds constituting the Trust as of September 30, 2007, and the results of their operations for the year then ended and the changes in their net assets for each of the two years in the period then ended and financial highlights for each of the four years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
November 15, 2007

Virginia Fund • Portfolio of Investments

CREDIT RATING*			PRINCIPAL AMOUNT	MARKET VALUE
MOODY'S	S&P			
		LONG TERM MUNICIPAL BONDS: 98.7% of net assets		
		ECONOMIC DEVELOPMENT: 8.2%		
Aaa	AAA	James City County Economic Development Authority Revenue, 5%, 6/15/19	$1,050,000	$1,127,553
Aa2	AA	Newport News Economic Development Authority Revenue, 5% 7/1/25	745,000	780,417
		EDUCATION: 12.1%		
Aa1	AA+	Fairfax County Economic Development Authority, Facilities Revenue, 5%, 4/1/21	1,000,000	1,053,610
nr	A	Roanoke County Industrial Development Authority (Hollins College), 5.25%, 3/15/23	900,000	922,617
Aaa	AAA	Virginia Polytech Institute & State University Revenue, 5%, 6/1/14	775,000	836,814
		GENERAL OBLIGATION: 17.9%		
Aaa	AAA	Alexandria, 5%, 1/1/16	200,000	218,022
Aaa#	AAA	Culpeper County, (Prerefunded 1/15/10 @ 101), 6%, 1/15/21	300,000	318,939
Aaa#	AAA	Loudoun County, (Prerefunded 5/1/12 @ 100), 5.25%, 5/1/13	620,000	663,344
Aaa	AAA	Loudoun County, 5%, 10/1/13	500,000	525,800
Aa3	AA	Lynchburg, 5.7%, 6/1/25	1,000,000	1,063,980
Aaa	AAA	Richmond, 5%, 7/15/23	750,000	785,955
Aa1	AA+	Virginia Beach, 5%, 3/1/12	540,000	572,146
		HOSPITAL: 11.5%		
A1	NR	Augusta County Industrial Development Authority, Hospital Revenue, 5.25%, 9/1/20	1,000,000	1,073,810
Aaa	AAA	Danville Industrial Development Authority, Hospital Revenue (Danville Regional Medical Center) (AMBAC Insured), 5%, 10/1/10	250,000	259,923
Aaa	AAA	Hanover County Industrial Development Authority, Revenue, Bon Secours Health System (MBIA Insured), 6%, 8/15/10	200,000	212,728
Aaa	AAA	Roanoke Industrial Development Authority, Hospital Revenue (Carilion Health Systems) (MBIA Insured), 5.5%, 7/1/16	500,000	538,350
Aaa	AAA	Roanoke Industrial Development Authority, Hospital Revenue (Roanoke Memorial Hospitals) (MBIA Insured), 6.125%, 7/1/17	500,000	575,270
		HOUSING: 7.4%		
nr	AAA	Fairfax County Redevelopment & Housing Authority, Multi-Family Housing Revenue (Castel Lani Project) (FHA Insured), 5.5%, 4/1/28	425,000	430,721
nr	AAA	Suffolk Redevelopment & Housing Authority, Multi-Family Housing Revenue, 5.6%, 2/1/33	1,250,000	1,298,150

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING*			PRINCIPAL	MARKET
MOODY'S	S&P		AMOUNT	VALUE
		INDUSTRIAL DEVELOPMENT: 11.0%		
Aaa	nr	Fairfax County Economic Development Authority (National Wildlife Assoc.), 5.25%, 9/1/19	$1,000,000	$1,036,320
Aaa	AAA	Gloucester County Economic Development Authority, Lease Revenue (Courthouse Project) (MBIA Insured), 4.375%, 11/1/25	500,000	491,095
Aaa	AAA	Stafford County Industrial Development Authority Revenue, Municipal League Association, 4.5% 8/1/25	700,000	703,171
Aaa	AAA	Stafford County Industrial Development Authority Revenue, Municipal League Association, 5% 8/1/21	315,000	333,021
		LEASING AND OTHER FACILITIES: 10.3%		
Aa1	AA+	Arlington County Industrial Development Authority Lease Revenue, 5%, 8/1/14	500,000	540,130
Aaa	nr	Prince William County, County Facility (AMBAC Insured), 5%, 6/1/22	750,000	786,915
Aaa	nr	Richmond Industrial Development Authority Government Facilities, 5%, 7/15/13	1,000,000	1,070,840
		TRANSPORTATION: 3.0%		
Aaa	AAA	Richmond Metropolitan Authority Expressway Revenue, (FGIC Insured), 5.25%, 7/15/12	350,000	375,945
Aa2	AA	Virginia State Resources Authority Infrastructure Revenue, 4.75%, 5/1/17	300,000	309,570
		UTILITIES: 5.9%		
Aaa	AAA	Richmond Public Utility Revenue, 4.5%, 1/15/33	300,000	294,645
Aaa	AAA	Southeastern Public Service Authority Revenue, 5%, 7/1/15	1,000,000	1,082,590
		WATER & WASTE: 11.4%		
Aaa	AAA	Frederick Regional Sewer System Revenue, (AMBAC), 5%, 10/1/15	570,000	620,052
Aaa	AAA	Henry County Water & Sewer Revenue, (FSA Insured), 5.25%, 11/15/13	700,000	763,280
Aaa	AAA	Henry County Water & Sewer Revenue, (FSA Insured), 5.25%, 11/15/15	150,000	165,945
Aaa	AAA	Upper Occoquan Sewer, Regional Sewer Revenue, (MBIA Insured), 5.15%, 7/1/20	1,000,000	1,103,360
		TOTAL INVESTMENTS (Cost $22,476,164)		$22,935,028
		CASH AND RECEIVABLES LESS LIABILITIES: 1.3% of net assets		305,190
		NET ASSETS: 100%		$23,240,218

The Notes to Financial Statements are an integral part of these statements.

National Fund • Portfolio of Investments

CREDIT RATING*			PRINCIPAL AMOUNT	MARKET VALUE
MOODY'S	**S&P**			
		LONG TERM MUNICIPAL BONDS: 97.8% of net assets		
		ARIZONA: 10.4%		
Aaa#	AAA	Arizona Health Facilities Authority, Hospital Revenue (Phoenix Baptist Hospital) (MBIA Insured), 6.25%, 9/1/11	$ 100,000	$ 103,362
Baa1	nr	Arizona Tourism & Sports Authority Tax Revenue Bond, 5%, 7/1/16	100,000	102,245
Aa3	AA-	Arizona Transportation Board, Grant Antic, 5%, 7/1/13	135,000	144,361
Aa1	AAA	Arizona Transportation Board, Highway Revenue Tolls, 5.25%, 7/1/20	215,000	230,542
Aaa	nr	Maricopa County Public Corp. Lease Revenue Bond, (AMBAC Insured), 5.5%, 7/1/10	245,000	257,505
Aaa	nr	Maricopa County Stadium Revenue Bond, (AMBAC Insured), 5.25%, 6/1/12	250,000	267,875
Aaa	AAA	Maricopa County Unified School District #41 (Gilbert), 5.8%, 7/1/14	250,000	281,703
Baa2	nr	Maricopa County, Unified School District #090 Saddle Mountain, 5%, 7/1/14	75,000	76,645
Aaa	AAA	Northern Arizona University, 5%, 9/1/23	150,000	157,177
Aaa	AAA	Pima County Industrial Development Authority Revenue (Refunding Bonds), 5.625%, 4/1/14	250,000	254,975
Aaa#	AAA	Pima County Unified School District #10 (Amphitheater), (Prerefunded 7/01/09 @100) (FGIC Insured), 5.1%, 7/1/11	190,000	195,221
Aa2	AAA	Tempe Excise Tax Revenue, 5%, 7/1/20	225,000	238,154
Aa3#	AA	Tucson Recreational Facility Improvements (Prerefunded 7/01/09 @100), 5.25%, 7/1/19	250,000	257,413
Aa3#	AA	Tucson Recreational, (Prerefunded 7/1/09 @ 100), 5.25%. 7/1/18	100,000	102,965
Aaa#	AAA	University of Arizona Board of Regents (Prerefunded 12/01/09 @100) (FGIC Insured), 5.8%, 6/1/24	275,000	288,274
		FLORIDA: 10.5%		
Aaa	AAA	Emerald Coast Utilities Authority Revenue Bond, (FGIC Insured), 5%, 1/1/25	1,010,000	1,043,825
Aaa	AAA	Palm Beach County Solid Waste Authority Revenue Bond, (AMBAC Insured), 6%, 10/1/10	1,100,000	1,169,806
Aaa	AAA	Peace River, Manasota Regional Water Supply Authority Revenue Bond (FSA Insured), 5%, 10/1/23	750,000	784,680
		ILLINOIS: 4.9%		
Aaa	AAA	Regional Illinois Transportation Authority, Transit Revenue (AMBAC Insured), 7.2%, 11/1/20	300,000	364,182
Aaa	nr	Winnebago County, Public Safety Sales Tax Revenue (MBIA Insured), 5% 12/30/24	1,000,000	1,036,280
		KANSAS: 1.8%		
Aa2	AAA	Kansas State Department of Transportation, Hwy Revenue, 6.125%, 9/1/09	500,000	524,420

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING*			PRINCIPAL	MARKET
MOODY'S	**S&P**		**AMOUNT**	**VALUE**
		MARYLAND: 0.3%		
Aaa#	AAA	Maryland State Transportation Authority Transportation Facilities Project Revenue, 6.8%, 7/1/16	$ 80,000	$ 89,930
		MASSACHUSETTS: 4.0%		
Aa2	AA	Massachusetts Bay Transportation Authority, Transit Revenue, 7%, 3/1/14	1,000,000	1,144,750
		MICHIGAN: 4.2%		
Aaa	AAA	Charles Stewart Mott Community College, (MBIA Insured), 5%, 5/1/18	720,000	766,649
Aaa	AAA	Redford United School District, (AMBAC Insured), 5%, 5/1/22	410,000	443,612
		MISSISSIPPI: 4.2%		
Aaa	AAA	Harrison County Wastewater Management District, Sewer Revenue, (Wastewater Treatment Facilities) (FGIC Insured), 7.75%, 2/1/14	500,000	609,175
Aaa	AAA	Harrison County Wastewater Management District, Sewer Revenue, (Wastewater Treatment Facilities) (FGIC Insured), 8.5%, 2/1/13	500,000	601,685
		MISSOURI: 20.0%		
nr	AAA	Camdenton Reorg School District Nor-III, Camden County Certificate Participation, (FSA Insured), 5%, 3/1/20	500,000	523,105
A1	nr	Greene County Certificate Participation, 5.25%, 7/1/11	300,000	313,287
Aaa	AAA	Jackson County Reorg School District #7, Lees Summit, (FSA Insured), 5.25%, 3/1/14	300,000	320,265
Aaa	nr	Jefferson County Public Water Supply District Number C-1 (AMBAC Insured), 5.25%, 12/1/16	130,000	139,760
Aa2	nr	Jefferson County School District, 6.7%, 3/1/11	200,000	210,672
Aa1	nr	Lees Summit, 4.7%, 4/1/21	325,000	332,738
Aaa	AAA	Mehlville School District R-9, Certificate Participation, (FSA Insured), 5%, 9/1/19	300,000	312,159
Aaa	AAA	Missouri Development Financial Board Cultural Facilities Revenue Bond, (MBIA Insured), 5.25%, 12/1/17	350,000	370,587
Aa1	AA+	Missouri State Board Public Buildings, 4.0%, 12/1/10	75,000	76,088
Aa1	AA+	Missouri State Board Public Buildings, 5.5% 10/15/13	300,000	330,489
Aa1	AA+	Missouri State Health & Educational Facilities Authority Revenue Bond, 5.0%, 11/1/09	500,000	515,195
Aaa	AAA	Missouri State Highway & Transportation, Street & Road Revenue, 5.25%, 2/1/20	250,000	263,217
nr	AA+	Normandy School District General Obligation, 5.4%, 3/1/18	325,000	327,441
Aa1	AA+	North Kansas City School District, 4.25%, 3/1/16	300,000	306,834
Aaa	AAA	Springfield Public Building Corp. Leasehold Revenue Bond, 5.8%, 6/1/13	275,000	290,207
nr	AAA	St Louis County, Mortgage Revenue Bond (AMT), 5.65%, 2/1/20	500,000	539,165

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING*			PRINCIPAL	MARKET
MOODY'S	**S&P**		**AMOUNT**	**VALUE**
		MISSOURI (continued)		
A2	A	St Louis Industrial Development Authority Pollution Control Revenue, 6.65%, 5/1/16	$ 200,000	$ 226,810
Aaa#	nr	St Louis Municipal Finance Corporation, Leasehold Revenue Bond (Prerefunded 2/15/10 @ $101)(AMBAC Insured), 5.75%, 2/15/17	300,000	317,811
		NEW JERSEY: 3.4%		
Aaa#	AAA	New Jersey State Turnpike Authority Revenue, 6.5%, 1/1/16	850,000	977,101
		NORTH CAROLINA: 12.1%		
Aaa	AAA	Lincolnton Enterprise Systems Revenue Bond, 5%, 5/1/17	800,000	856,688
Aaa	AAA	Macon County, 5%, 6/1/13	500,000	536,070
Baa1	nr	North Carolina Medical Care Community Revenue, 5.5%, 10/1/24	500,000	509,610
Aa2	AA+	Raleigh, Certificate Participation, Leasing Revenue, 4.75%, 6/1/25	590,000	598,714
Aaa	AAA	University North Carolina Systems, (AMBAC Insured), 5.25%, 4/1/21	890,000	944,388
		NORTH DAKOTA: 1.9%		
Baa2	nr	Grand Forks Health Care Systems Revenue Bond, 7.125%, 8/15/24	500,000	552,225
		PENNSYLVANIA: 7.7%		
Aaa	AAA	Lehigh County General Obligation (Lehigh Valley Hospital) (MBIA Insured), 7%, 7/1/16	1,000,000	1,146,240
Aaa	AAA	Pennsylvania Higher Educational Facilities Authority Revenue Bond, 5%, 4/1/20	1,000,000	1,061,060
		SOUTH CAROLINA: 1.9%		
Aaa	AAA	Orangeburg County Government Action Authority, (MBIA Insured), 5%, 10/1/12	500,000	530,565
		TEXAS: 5.9%		
Aaa	AAA	Lower Colorado River Authority, Utility Revenue, (AMBAC Insured), 6%, 1/1/17	305,000	354,291
Aa3	AA	Mueller Local Government, Contract Revenue, 5%, 9/1/25	1,280,000	1,334,144
		VIRGINIA: 1.2%		
Aaa	AAA	Henry County Water & Sewer Revenue, (FSA Insured), 5.25%, 11/15/15	150,000	165,945
Aaa	nr	Richmond Industrial Development Authority Government Facilities Revenue Bond, (AMBAC Insured), 5%, 7/15/16	150,000	162,976

The Notes to Financial Statements are an integral part of these statements.

CREDIT RATING*			PRINCIPAL	MARKET
MOODY'S	S&P		AMOUNT	VALUE
		WASHINGTON: 3.4%		
Aaa	AAA	Grays Harbor County Public Utility #001, Electric Revenue Bond, 5.25%, 7/1/24	$ 605,000	$ 643,708
Aaa	AAA	King County School District #415 Kent, (FSA Insured) 5.5%, 6/1/16	300,000	335,445
		TOTAL INVESTMENTS (Cost $27,197,863)		$27,962,411
		CASH AND RECEIVABLES LESS LIABILITIES: 2.2% of net assets		616,781
		NET ASSETS: 100%		$28,579,192

NOTES TO PORTFOLIOS OF INVESTMENTS:

#	Refunded or escrowed to maturity
AMBAC	American Municipal Bond Assurance Corporation
AMT	Subject to Alternative Minimum Tax
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FSA	Federal Security Assistance
MBIA	Municipal Bond Investors Assurance Corporation
Moody's	Moody's Investors Service, Inc.
nr	Not rated
S&P	Standard & Poor's Corporation
*	Credit ratings are unaudited

The Notes to Financial Statements are an integral part of these statements.

Statements of Assets and Liabilities

	Virginia Fund	National Fund
ASSETS		
Investment securities, at value* (Note 1)	$22,935,028	$27,962,411
Cash	24,880	223,566
Receivables		
Interest	293,609	414,133
Capital shares sold	300	42
Total assets	23,253,817	28,600,152
LIABILITIES		
Payables		
Dividends	4,799	12,475
Capital shares redeemed	800	485
Independent trustee fees	750	750
Auditor fees	6,500	6,500
Other expenses	750	750
Total liabilities	13,599	20,960
NET ASSETS	$23,240,218	$28,579,192
Net assets consists of:		
Paid in capital	$22,716,196	$27,741,017
Accumulated net realized gains	65,158	73,627
Net unrealized appreciation on investments	458,864	764,548
Net assets	$23,240,218	$28,579,192
CAPITAL SHARES OUTSTANDING		
An unlimited number of capital shares, without par value, are authorized (Note 6)	2,032,424	2,658,332
NET ASSET VALUE PER SHARE	$11.43	$10.75
* INVESTMENT SECURITIES, AT COST	$22,476,164	$27,197,863

The Notes to Financial Statements are an integral part of these statements.

Statements of Operations

For the year ended September 30, 2007

	Virginia Fund	National Fund
INVESTMENT INCOME (Note 1)		
Interest income	$1,105,591	$1,339,210
EXPENSES (Notes 2, 3 and 7)		
Investment advisory fees.	157,218	183,089
Other expenses.	90,559	115,460
Independent trustee fees	3,000	3,000
Auditor fees	7,000	7,000
Line of credit interest and fees	250	250
Total expenses.	258,027	308,799
NET INVESTMENT INCOME	847,564	1,030,411
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS		
Net realized gain on investments	65,158	129,897
Change in net unrealized depreciation of investments	(396,126)	(550,342)
NET LOSS ON INVESTMENTS	(330,968)	(420,445)
TOTAL INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.	$516,596	$609,966

The Notes to Financial Statements are an integral part of these statements.

Statements of Changes in Net Assets

	Virginia Fund		National Fund	
	Year Ended September 30,		Year Ended September 30,	
	2007	2006	2007	2006
INCREASE IN NET ASSETS RESULTING FROM OPERATIONS				
Net investment income	$ 847,564	$ 908,738	$ 1,030,411	$ 804,471
Net realized gain on investments	65,158	118,708	129,897	141,768
Change in net unrealized depreciation on investments	(396,126)	(246,497)	(550,342)	(121,761)
Total increase in net assets resulting from operations.	516,596	780,949	609,966	824,478
DISTRIBUTION TO SHAREHOLDERS				
From net investment income	(847,564)	(908,738)	(1,030,411)	(804,471)
From net realized gains	(118,708)	(29,699)	(131,426)	(110,965)
Total distributions	(966,272)	(938,437)	(1,161,837)	(915,436)
CAPITAL SHARE TRANSACTIONS (Note 6)	(2,534,662)	(1,266,680)	(1,589,942)	9,235,720
TOTAL INCREASE (DECREASE) IN NET ASSETS	(2,984,338)	(1,424,168)	(2,141,813)	9,144,762
NET ASSETS				
Beginning of year	$26,224,556	$27,648,724	$30,721,005	$21,576,243
End of year	$23,240,218	$26,224,556	$28,579,192	$30,721,005

The Notes to Financial Statements are an integral part of these statements.

Financial Highlights

Selected data for a share outstanding for the year indicated.

VIRGINIA FUND

	Year Ended September 30,				
	2007	2006	2005	2004	2003
Net asset value, beginning of year	$11.63	$11.69	$11.92	$12.06	$12.16
Investment operations:					
Net investment income	0.39	0.39	0.38	0.41	0.45
Net realized and unrealized loss on investments	(0.15)	(0.05)	(0.15)	--	(0.05)
Total from investment operations	0.24	0.34	0.23	0.41	0.40
Less distribution from:					
net investment income	(0.39)	(0.39)	(0.38)	(0.41)	(0.45)
net realized gains	(0.05)	(0.01)	(0.08)	(0.14)	(0.05)
Total distributions	(0.44)	(0.40)	(0.46)	(0.55)	(0.50)
Net asset value, end of year	$11.43	$11.63	$11.69	$11.92	$12.06
Total return (%)	2.13	2.98	1.94	3.46	3.35
Ratios and supplemental data					
Net assets, end of year (in thousands)	$23,240	$26,225	$27,649	$28,157	$29,681
Ratio of expenses to average net assets (%)	1.03	1.02	1.02	1.02	1.01
Ratio of net investment income to average net assets (%)	3.37	3.33	3.22	3.41	3.72
Portfolio turnover (%)	12	21	12	16	31

NATIONAL FUND

	Year Ended September 30,				
	2007	2006	2005	2004	2003
Net asset value, beginning of year	$10.95	$11.11	$11.35	$11.45	$11.53
Investment operations:					
Net investment income	0.38	0.38	0.37	0.38	0.38
Net realized and unrealized loss on investments	(0.15)	(0.10)	(0.24)	(0.10)	(0.08)
Total from investment operations	0.23	0.28	0.13	0.28	0.30
Less distribution from:					
net investment income	(0.38)	(0.38)	(0.37)	(0.38)	(0.38)
net realized gains	(0.05)	(0.06)	--	--	--
Total distributions	(0.43)	(0.44)	(0.37)	(0.38)	(0.38)
Net asset value, end of year	$10.75	$10.95	$11.11	$11.35	$11.45
Total return (%)	2.14	2.56	1.19	2.47	2.72
Ratios and supplemental data					
Net assets, end of year (in thousands)	$28,579	$30,721	$21,576	$22,526	$23,489
Ratio of expenses to average net assets (%)	1.05	1.06	1.07	1.07	1.07
Ratio of net investment income to average net assets (%)	3.52	3.45	3.31	3.31	3.37
Portfolio turnover (%)	17	34	9	28	21

The Notes to Financial Statements are an integral part of these statements.

Notes to Financial Statements

1. Summary of Significant Accounting Policies. Madison Mosaic Tax-Free Trust (the "Trust") is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as an open-end, diversified investment management company. The Trust maintains two separate funds, the Virginia Tax-Free Fund ("Virginia Fund") and the Tax-Free National Fund (the "National Fund") which invest principally in securities exempt from federal income taxes, commonly known as "municipal" securities. The Virginia Fund invests solely in securities exempt from both federal and state income taxes. The National Fund invests in securities exempt from federal taxes. Both Funds invest in intermediate and long-term securities. Because the Trust is 100% no-load, the shares of each Fund are offered and redeemed at the net asset value per share.

Securities Valuation: The Funds value securities having maturities of 60 days or less at amortized cost, which approximates fair market value. Securities having longer maturities, for which market quotations are readily available are valued at the mean between their bid and ask prices. Securities for which market quotations are not readily available are valued at their fair value as determined in good faith under procedures approved by the Board of Trustees.

Investment Transactions: Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the identified cost basis for financial statement and Federal income tax purposes.

Investment Income: Interest income is recorded on an accrual basis. Bond premium is amortized and original issue discount and market discount are accreted over the expected life of each applicable security using the effective interest method.

Distribution of Income and Gains: Distributions are recorded on the ex-dividend date. Net investment income, determined as gross investment income less total expenses, is declared as a regular dividend and distributed to shareholders monthly. Capital gain distributions, if any, are declared and paid annually at calendar year-end. Additional distributions may be made if necessary. Distributions paid during the years ended September 30, 2007 and 2006 were identical for book purposes and tax purposes.

The tax character of distributions paid for the Virginia Fund was $118,708 long-term for the year ended September 30, 2007 and $29,699 long-term for the year ended September 30, 2006. The tax character of distributions paid for the National Fund was $131,426 long-term for the year ended September 30, 2007 and $110,965 long-term for the year ended September 30, 2006. There were no short-term capital gain distributions for either Fund for the years ended September 30, 2007 or 2006.

As of September 30, 2007 the components of distributable earnings on a tax basis were as follows:

Virginia Fund:

Accumulated net realized gains	$ 65,158
Net unrealized appreciation on investments	458,864
	$ 524,022

National Fund:

Accumulated net realized gains	$ 73,627
Net unrealized appreciation on investments	764,548
	$ 838,175

Net realized gains or losses may differ for financial and tax reporting purposes as a result of loss deferrals related to wash sales and post-October transactions.

Income Tax: No provision is made for Federal income taxes since it is the intention of the Funds to comply with the provisions of the Internal Revenue Code available to investment companies and to make the requisite distribution to shareholders of taxable income which will be sufficient to relieve it from all or substantially all Federal Income Taxes.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Such estimates affect the reported

Notes to Financial Statements (continued)

amounts of assets and liabilities and reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fees and Other Transactions with Affiliates. The investment advisor to the Trust, Madison Mosaic, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. (the "Advisor"), earns an advisory fee equal to 0.625% per annum of the average net assets of the Funds. The fees are accrued daily and are paid monthly.

3. Other Expenses. Under a separate Services Agreement, the Advisor will provide or arrange for each Fund to have all necessary operational and support services for a fee based on a percentage of average net assets, other than the expenses of the Trust's Independent Trustees and auditor ("Independent Service Providers") which are paid directly based on cost and any costs associated with the Lines of Credit described in Note 7. For the year ended September 30, 2007, the services fee was based on the following percentage of average net assets: 0.36% for the Virginia Fund and 0.40% for the National Fund on assets less than $25 million and 0.36% for all assets greater than $25 million. The amount paid by each Fund directly for Independent Service Providers fees for the year ended was $10,000. The Funds use US Bancorp Fund Services LLC as their transfer agent and US Bank as their custodian. The transfer agent and custodian fees are paid by the Advisor and allocated to the Funds pursuant to a services agreement and are included in other expenses.

4. Aggregate Cost and Unrealized Appreciation. The aggregate cost for federal income tax purposes and the net unrealized appreciation (depreciation) are stated as follows as of September 30, 2007:

	Virginia Fund	National Fund
Aggregate Cost	$22,476,164	$27,197,863
Gross unrealized appreciation	517,206	874,410
Gross unrealized depreciation	(58,342)	(109,862)
Net unrealized appreciation	$ 458,864	$ 764,548

5. Investment Transactions. Purchases and sales of securities (excluding short-term securities) for the year ended September 30, 2007, were as follows:

	Purchases	Sales
Virginia Fund	$3,021,147	$5,553,385
National Fund	$4,873,193	$6,492,528

6. Capital Share Transactions. An unlimited number of capital shares, without par value, are authorized. Transactions in capital shares were as follows:

	Year Ended September 30,	
Virginia Fund	**2007**	**2006**
In Dollars		
Shares sold	$ 916,537	$ 2,522,906
Shares issued in reinvestment of dividends	900,391	868,044
Total shares issued	1,816,928	3,390,950
Shares redeemed	(4,351,590)	(4,657,630)
Net decrease	$(2,534,662)	$(1,266,680)
In Shares		
Shares sold	79,845	216,999
Shares issued in reinvestment of dividends	78,293	75,204
Total shares issued	158,138	292,203
Shares redeemed	(380,598)	(402,719)
Net decrease	(222,460)	(110,516)

	Year Ended September 30,	
National Fund	**2007**	**2006**
In Dollars		
Shares sold	$1,767,944	$ 943,806
Additional shares issued in connection with Tax-Free Missouri merger	--	6,479,539
Additional shares issued in connection with Tax-Free Arizona merger	--	4,584,854
Shares issued in reinvestment of dividends	983,612	818,096
Total shares issued	2,751,556	12,826,295
Shares redeemed	(4,341,498)	(3,590,575)
Net increase (decrease)	$(1,589,942)	$ 9,235,720

Notes to Financial Statements (continued)

National Fund (continued)	Year Ended September 30,	
	2007	2006
In Shares		
Shares sold	163,241	86,205
Additional shares issued in connection with Tax-Free Missouri merger	--	604,480
Additional shares issued in connection with Tax-Free Arizona merger	--	425,682
Shares issued in reinvestment of dividends	90,894	74,985
Total shares issued	254,135	1,191,352
Shares redeemed	(400,667)	(329,078)
Net increase (decrease)	(146,532)	862,274

7. Lines of Credit. The Virginia Fund has a $7.5 million and the National Fund has an $8 million revolving credit facility with a bank for temporary emergency purposes, including the meeting of redemption requests that otherwise might require the untimely disposition of securities. The interest rate on the outstanding principal amount is equal to the prime rate less 0.5% (effective rate of 7.25% at September 30, 2007). The lines of credit contain loan covenants with respect to certain financial ratios and operating matters. Both Funds were in compliance with these covenants as of September 30, 2007 and 2006. During the year ended September 30, 2007, neither Fund borrowed on their lines of credit.

8. New Accounting Pronouncement. In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. FIN 48 is effective for fiscal years beginning after December 15, 2006, and is to be applied to all open tax years as of the date of effectiveness. The Funds are currently evaluating the impact, if any, of applying the various provisions of FIN 48.

On September 15, 2006, the Financial Accounting Standards Board issued Standard No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 addresses how companies should measure fair value when specified assets and liabilities are measured at fair value for either recognition or disclosure purposes under generally accepted accounting principles (GAAP). FAS 157 is intended to make the measurement of fair value more consistent and comparable and improve disclosures about those measures. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. At this time, management believes the adoption of FAS 157 will have no material impact on the financial statements of the Funds.

9. Discussion of Business Combinations. Effective June 22, 2006, the Mosaic Tax-Free Missouri Fund (the "Missouri Fund") series of the Trust merged into the National Fund series of the Trust as a tax-free reorganization pursuant to Internal Revenue Code Section 368(a)(1)(C). As of the date of the merger, shareholders of Missouri Fund received approximately 0.982844 shares of beneficial interest of the National Fund for each share they held of the Missouri Fund. A total of 615,031 shares of the Missouri Fund were outstanding as of the date of the reorganization, resulting in the issuance of 604,480 shares of beneficial interest. The Missouri Fund's net assets on June 22, 2006 of $6,479,539 (including $230,251 of net unrealized appreciation and $23,153 of accumulated net realized losses) were combined with those of the National Fund. The Missouri Fund had net investment income of $187,785 which was distributed to its shareholders immediately prior to the reorganization.

Effective July 20, 2006, the Mosaic Tax-Free Arizona Fund (the "Arizona Fund") series of the Trust merged into the National Fund series of the Trust as a tax-free reorganization pursuant to Internal Revenue Code Section 368(a)(1)(C). As of the date of the merger, shareholders of Arizona Fund received approximately 0.943309 shares of beneficial interest of the National Fund for each share they held of the Arizona Fund. A total of 451,265 shares of the Arizona Fund were outstanding as of the date of the reorganization, resulting in the issuance of 425,682 shares of beneficial interest. The Arizona

Notes to Financial Statements (concluded)

Fund's net assets on July 20, 2006 of $4,584,854 (including $96,090 of net unrealized appreciation and $0 of accumulated net realized gains or losses) were combined with those of the National Fund.

The Arizona Fund had net investment income of $150,869 which was distributed to its shareholders immediately prior to the reorganization.

Fund Expenses.

Example: This Example is intended to help you understand your costs (in dollars) of investing in a Fund and to compare these costs with the costs of investing in other mutual funds. See footnotes 2 and 3 above for an explanation of the types of costs charged by the funds. This Example is based on an investment of $1,000 invested on April 1, 2007 and held for the six-months ended September 30, 2007.

Actual Expenses

The table below titled "Based on Actual Total Return" provides information about actual account values and actual expenses. You may use the information provided in this table, together with the amount you invested, to estimate the expenses that you paid over the period. To estimate the expenses you paid on your account, divide your ending account value by $1,000 (for example, an $8,500 ending account valued divided by $1,000 = 8.5), then multiply the result by the number under the heading entitled "Expenses Paid During the Period."

Based on Actual Total Return[1]

	Actual Total Return[2]	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[3]	Expenses Paid During the Period[3]
Virginia Fund	0.91%	$1,000.00	$1,009.11	1.03%	$5.14
National Fund	0.93%	$1,000.00	$1,009.30	1.05%	$5.28

[1]For the six months ended September 30, 2007.
[2]Assumes reinvestment of all dividends and capital gains distributions, if any, at net asset value.
[3]Expenses are equal to the respective Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

Hypothetical Example for Comparison Purposes

The table below titled "Based on Hypothetical Total Return" provides information about hypothetical account values and hypothetical expenses based on the actual expense ratio and an assumed rate of return of 5.00% per year before expenses, which is not any fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use the information provided in this table to compare the ongoing costs of investing in a Mosaic Tax-Free Trust Fund and other funds. To do so, compare the 5.00% hypothetical example relating to the Mosaic Fund with the 5.00% hypothetical examples that appear in the shareholder reports of the other funds.

Based on Hypothetical Total Return[1]

	Hypothetical Annualized Total Return	Beginning Account Value	Ending Account Value	Annualized Expense Ratio[2]	Expenses Paid During the Period[2]
Virginia Fund	5.00%	$1,000.00	$1,025.33	1.03%	$5.21
National Fund	5.00%	$1,000.00	$1,025.33	1.05%	$5.35

[1]For the six months ended September 30, 2007.
[2]Expenses are equal to the respective Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

Management Information

Management Information (continued)

Officers*

Name, Address and Age	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships Held
Jay R. Sekelsky 550 Science Drive Madison, WI 53711 Born 1959	Vice President	Indefinite Term since July 1996	Principal and Vice President of Madison Investment Advisors, Inc. and Vice President of Madison Mosaic, LLC	All 12 Madison Mosaic Funds	None
Christopher Berberet 550 Science Drive Madison, WI 53711 Born 1959	Vice President	Indefinite Term since July 1996	Principal and Vice President of Madison Investment Advisors, Inc. and Vice President of Madison Mosaic, LLC	All 12 Madison Mosaic Funds	None
W. Richard Mason 8777 N. Gainey Center Drive, #220 Scottsdale, AZ 85258 Born 1960	Secretary, General Counsel and Chief Compliance Officer	Indefinite Terms since November 1992	Principal of Mosaic Funds Distributor, LLC; General Counsel for Madison Investment Advisors, Madison Scottsdale, LC and Madison Mosaic, LLC	All 12 Madison Mosaic Funds	None
Greg Hoppe 550 Science Drive Madison, WI 53711 Born 1969	Chief Financial Officer	Indefinite Term since August 1999	Vice President of Madison Mosaic, LLC.	All 12 Madison Mosaic Funds	None

*All interested Trustees and Officers of the Trust are employees and/or owners of Madison Investment Advisors, Inc. Since Madison Investment Advisors, Inc. serves as the investment advisor to the Trust, each of these individuals is considered an "interested person" of the Trust as the term is defined in the Investment Company Act of 1940.

The Statement of Additional Information contains more information about the Trustees and is available upon request. To request a free copy, call Mosaic Funds at 1-800-368-3195.

Forward-Looking Statement Disclosure. One of our most important responsibilities as mutual fund managers is to communicate with shareholders in an open and direct manner. Some of our comments in our letters to shareholders are based on current management expectations and are considered "forward-looking statements." Actual future results, however, may prove to be different from our expectations. You can identify forward-looking statements by words such as "estimate," "may," "will," "expect," "believe," "plan" and other similar terms. We cannot promise future returns. Our opinions are a reflection of our best judgment at the time this report is compiled, and we disclaim any obligation to update or alter forward-looking statements as a result of new information, future events, or otherwise.

Management Information (continued)

Proxy Voting Information. The Trust only invests in non-voting securities. Nevertheless, the Trust adopted policies that provide guidance and set forth parameters for the voting of proxies relating to securities held in the Trust's portfolios. These policies are available to you upon request and free of charge by writing to Madison Mosaic Funds, 550 Science Drive, Madison, WI 53711 or by calling toll-free at 1-800-368-3195. The Trust's proxy voting policies may also be obtained by visiting the Securities and Exchange Commission web site at www.sec.gov. The Trust will respond to shareholder requests for copies of our policies within two business days of request by first-class mail or other means designed to ensure prompt delivery.

N-Q Disclosure. The Trust files its complete schedule of portfolio holdings with the U.S. Securities and Exchange Commission (the "Commission") for the first and third quarters of each fiscal year on Form N-Q. The Trust's Forms N-Q are available on the Commission's website. The Trust's Forms N-Q may be reviewed and copied at the Commission's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Form N-Q and other information about the Trust are available on the EDGAR Database on the Commission's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the Commission's Public Reference Section, Washington, DC 20549-0102. Finally, you may call us at 800-368-3195 if you would like a copy of Form N-Q and we will mail one to you at no charge.

Supplement to Madison Mosaic Tax-Free Trust Annual Report dated September 30, 2007

Discussion of Contract Renewal (Unaudited)

The Trustees considered a number of factors when the Board most recently approved the advisory contract between us and the Trust in July 2007. Rather than providing you with a list of factors or conclusory statements that explained the Board's decisionmaking process, the following discussion is designed to describe what you would have seen and heard if you had been at the Trust's Board meeting when it most recently approved the advisory contract:

With regard to the nature, extent and quality of the services to be provided by the Advisor, the Board reviewed the biographies and tenure of the personnel involved in fund management. They recognized the wide array of investment professionals employed by the firm. Representatives of the Advisor discussed the firm's ongoing investment philosophies and strategies intended to provide superior performance consistent with each funds' investment objectives under various market scenarios. The Trustees also noted their familiarity with the Advisor due to the Advisor's history of providing advisory services to the Madison Mosaic family of investment companies.

The Board also discussed with the Advisor the quality of services provided to the Trusts by the transfer agent, US Bancorp Fund Services, LLC. The Advisor reported that the transfer agent has routinely ranked at or near the top in customer service surveys for third party transfer agents.

With regard to the investment performance of each fund and the investment advisor, the Board reviewed current performance information provided in the written Board materials. They discussed the reasons for both outperformance and underperformance compared with peer groups and applicable indices. In particular, in connection

with the Advisor's regular quarterly report to the Board, the Board recognized that the core equity philosophy of the firm to "participate and protect" (with the intent of participating in market rallies and protecting shareholder value during market declines) can result in underperformance when more risky securities and cyclical sectors are in favor. The Advisor explained that it was unwilling to change its established investment discipline or long-term investment philosophy to react to short-term market trends since such action would, in the Advisor's belief, be detrimental to shareholders over time and contrary to stated investment objectives and policies.

The Advisor explained its active bond management style and its goal of protecting shareholders during periods of rising interest rates. The Advisor explained that, in the long-term, it believes this philosophy is in the best interest of fixed-income fund shareholders and is in accordance with applicable prospectus disclosures of investment objectives and policies for such funds. The Board recognized that this philosophy was resulting in the intended performance in accordance with the applicable funds' stated investment objectives and policies.

The Board engaged in a comprehensive discussion of fund performance and market conditions. This included the Board's comparison of the performance of a variety of funds with that of the Advisor's separately managed account composites. Representatives of the Advisor discussed the Advisor's methodology for arriving at the peer groups and indices used for performance comparisons. The Board reviewed both short-term and long-term standardized performance, i.e. one, five and ten year (or since inception) average annual total returns for each fund and comparable funds, as well as standardized yields for fixed income funds.

With regard to the costs of the services to be provided and the profits to be realized by the investment advisor and its affiliates from the relationship with each fund, the Board reviewed the expense ratios for each Madison Mosaic fund compared with funds with similar investment objectives and of similar size. The Board reviewed such comparisons based on a variety of peer group comparisons from data extracted from industry databases including comparison to funds with similar investment objectives based on their broad asset category and total asset size, as well as from data provided directly by funds that most resembled each Trust portfolio's asset size and investment objective for the last year. Representatives of the Advisor discussed the objective manner by which Madison Mosaic fees were compared to fees in the industry.

As in past years, the Trustees recognized that each Madison Mosaic fund's fee structure should be reviewed based on total fund expense ratio rather than simply comparing advisory fees to other advisory fees in light of the simple expense structure maintained by the each particular fund (i.e. a single advisory and a single services fee, with only the fixed fees of the Independent Trustees and auditors paid separately). As such, the Board focused its attention on the total expense ratios paid by other funds of similar size and category when considering the individual components of the expense ratios. The Board also recognized that investors are often required to pay distribution fees (loads) over and above the amounts identified in the expense ratio comparison reviewed by the Board, whereas no such fees are paid by Madison Mosaic shareholders.

The Trustees sought to ensure that fees were adequate so that the Advisor did not neglect its management responsibilities for the Madison Mosaic investment companies in favor of more "profitable" accounts. At the same time, the Trustees sought to ensure that compensation paid to the Advisor was not unreasonably high. With these considerations in mind, the Board compared the Advisor's fee schedule for separately managed accounts with the fees paid by Madison Mosaic fund accounts. The Trustees recognized that the Advisor provides vastly more services to the Trusts than it does for separately managed accounts. The Board also

Management Information (concluded)

reviewed materials demonstrating that although the Advisor is compensated for a variety of the administrative services it provides or arranges to provide pursuant to its Services Agreements with each Madison Mosaic Trust, such compensation generally does not cover all costs due to the relatively small size of the funds in the Madison Mosaic family. Administrative, operational, regulatory and compliance fees and costs in excess of the Services Agreement fees are paid by the Advisor from its investment advisory fees earned. For these reasons, the Trustees recognized that examination of the trusts' total expense ratios compared to those of other investment companies was more meaningful than a simple comparison of basic "investment management only" fee schedules.

In reviewing costs and profits, the Trustees recognized that Madison Mosaic Funds are to a certain extent "subsidized" by the greater Madison Investment Advisors, Inc. organization because the salaries of all portfolio management personnel, trading desk personnel, corporate accounting personnel and employees of the Advisor who served as Trust officers, as well as facility costs (rent), could not be supported by fees received from the Trusts alone. However, although Madison Mosaic represented approximately $400 million out of the approximately $8 billion managed by the Madison Investment Advisors, Inc. organization in Wisconsin at the time of the meeting, the Madison Mosaic Trusts are profitable to the Advisor because such salaries and fixed costs are already paid from revenue generated by management of the remaining assets. The Trustees noted that total Madison managed assets, including subsidiaries, was approximately $10 billion at the time of the meeting. As a result, although the fees paid by the Trust at its present size might not be sufficient to profitably support a stand alone mutual fund complex, they are reasonably profitable to the Advisor as part of its larger, diversified organization. The Trustees also recognized that Madison Mosaic's reputation benefited the Advisor's reputation in attracting separately managed accounts and other investment advisory business. In sum, the Trustees recognized that Madison Mosaic Funds are important to the Advisor, are managed with the attention given to other firm clients and are not treated as "loss leaders."

As part of the Board's review of the costs of services and the profits to be realized by the Advisor, the Board considered the reasonableness and propriety of the securities research and any so-called "soft dollar" benefits that the Advisor receives in connection with brokerage transactions on behalf of Madison Mosaic investment companies.

With regard to the extent to which economies of scale would be realized as a fund grows, the Trustees recognized that Madison Mosaic Funds, both individually and as a complex, remain small and that economies of scale would likely be addressed after funds see assets grow significantly beyond their current levels. The Trustees recognized that the Tax-Free National Fund, although small, had adopted a break-point schedule for assets in excess of $25 million contemporaneously with its acquisition of the Tax-Free Arizona and Missouri Funds in recognition of the economies of scale achieved by such transactions in 2006.

Finally, the Board reviewed the role of Mosaic Funds Distributor, LLC. They noted that the Advisor pays all distribution expenses of Madison Mosaic Funds because the Trusts do not pay distribution fees. Such expenses include FINRA regulatory fees and "bluesky" fees charged by state governments in order to permit the funds to be offered in the various United States jurisdictions.

Based on all of the material factors explained above, plus a number of other matters that the Trustees are generally required to consider under guidelines developed by the Securities and Exchange Commission, the Trustees concluded that our contract should be renewed for another year.

This page was left blank intentionally.

tax-free trust

The Madison Mosaic Family of Mutual Funds

Equity Trust
Investors Fund
Balanced Fund
Mid-Cap Fund
Foresight Fund
Madison Institutional Equity Option Fund

Income Trust
Government Fund
Intermediate Income Fund
Institutional Bond Fund
Madison Corporate Income Shares Fund

Tax-Free Trust
Virginia Tax-Free Fund
Tax-Free National Fund

Government Money Market

For more complete information on any Madison Mosaic fund, including charges and expenses, request a prospectus by calling 1-800-368-3195. Read it carefully before you invest or send money. This document does not constitute an offering by the distributor in any jurisdiction in which such offering may not be lawfully made. Mosaic Funds Distributor, LLC.

TRANSFER AGENT

Madison Mosaic Funds
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701



www.mosaicfunds.com

TELEPHONE NUMBERS

Shareholder Service
Toll-free nationwide: 888-670-3600

Mosaic Tiles (24 hour automated information)
Toll-free nationwide: 800-336-3063

SEC File Number 811-3486